ACANTHA ACQUISITION CORP
                           BELENUS ACQUISITION CORP.
                           CEPHEUS ACQUISITION CORP.
                          2000 HAMILTON STREET, #943
                            PHILADELPHIA, PA 19130
                           TEL/FAX: (215) 405-8018



November 19, 2010

VIA EDGAR TRANSMISSION

Attention: Justin Dobbie, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Acantha Acquisition Corp.
       Amendment No. 2 to Form 10
       Filed October 26, 2010
       File No.: 000-54120

       Belenus Acquisition Corp.
       Amendment No. 2 to Form 10
       Filed October 26, 2010
       File No.: 000-54121

       Cepheus Acquisition Corp.
       Amendment No. 2 to Form 10
       Filed October 26, 2010
       File No.: 000-54122

Dear Mr. Dobbie:

       The Company has filed its third amendment ("Amendment No. 3") to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your November 8, 2010 Comment Letter, followed by our response to such comment.

       On behalf of the Company, the following are our responses to the Staff's comments:

General

   1. Please revise these three registration statements to address any comments you have received on the Forms 10 filed by Daedalus Ventures, Inc., Kallisto Ventures, Inc. and Neptunus Ventures, Inc.

Response: At your request, all revisions made in response to Staff comments for the Form 10's filed by Daedalus Ventures, Inc., Kallisto Ventures, Inc. and Neptunus Ventures, Inc. are also included in Amendment No. 3.

   2. We note your response to our prior comment 3 and reissue in part. Because Mr. Tay is the only person serving in a management capacity, please revise to delete references on pages 4 and 5 of your filing to your "members" of management.

Response: At your request, the references to "members" of management have been deleted in Amendment No. 3.

Item 5. Directors and Executive Officers, page 12

   3. We note your response to our prior comments. Please revise to disclose the name of corporations or other organizations in which Mr. Tay served as an employee for the last five years or advise.

Response:   We  have  revised  in  Amendment  No.  3  to disclose the names  of corporations Mr. Tay served as an employee for the past 5 years and prior to that as well.

Closing Comments

Response: In response to your Closing Comments, we acknowledge to the Commission that:

   - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Acantha Acquisition Corp.,
                                 Belenus Acquisition Corp., &
                                 Cepheus Acquisition Corp.



                                 /s/ William Tay
                                 -----------------------------------------
                                 By: William Tay
                                 Title: President and Director